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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAIL PROCESSING FEB 28 2003 WASH, D.C. 181 SECTION

| SEC FILE NUMBER |
|---|
| 8-8-40861 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gordian Group, LLC**

| OFFICIAL USE ONLY |
|---|
| |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**499 Park Avenue, Fifth Floor**
(No. and Street)

**New York,** (City) **NY 10022** (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Patricia Caldwell**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

**Five Times Square** (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

**OATH OR AFFIRMATION**

I, Henry F. Owsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gordian Group, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JUDY W. YU
Notary Public, State of New York
No. 41-4956429
Qualified in Queens County
Commission Expires September 25, ~~19~~ 2005

Signature

Pres. and CEO

Title

Notary Public

This report** contains (check all that apply):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Member's Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Statement of Financial Condition

Gordian Group, LLC

December 31, 2002
with Report of Independent Auditors

Gordian Group, LLC

Statement of Financial Condition

December 31, 2002

## Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Member of
Gordian Group, LLC

We have audited the accompanying statement of financial condition of Gordian Group, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordian Group, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 29, 2003

# Gordian Group, LLC

## Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 4,359,674 |
| Accounts receivable | 857,577 |
| Prepaid tax | 152,700 |
| Fixed assets, net of accumulated depreciation and amortization of $648,819 | 237,857 |
| Other assets | 377,939 |
| Total assets | $ 5,985,747 |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Accrued compensation and benefits | $ 2,994,964 |
| Accrued expenses and other liabilities | 264,626 |
| Deferred income | 50,000 |
| Total liabilities | 3,309,590 |
| | |
| Member's equity | 2,676,157 |
| Total liabilities and member's equity | $ 5,985,747 |

*See accompanying notes.*

## 1. Organization and Business

Gordian Group, L.P. (the "Partnership") was formed in Delaware on March 22, 1988. The general partner of the Partnership was Blue Claw Capital, Inc ("Blue Claw" or the "General Partner"). On June 28, 2002 the General Partner and limited partners of Gordian Group, L.P. entered into a Merger and Acquisition Agreement (the "Agreement") with Allied Capital Corporation ("Allied" or the "Parent") and its indirectly wholly-owned subsidiary, Allied BC Sub Corp (the "Allied Sub"). Allied, a Maryland corporation, is a business development company that provides long-term debt and equity investment capital to support the expansion of growing businesses in a variety of industries. Under the terms of the Agreement, the Allied Sub acquired for cash (i) the capital stock of Blue Claw from its shareholders and (ii) the limited partnership interests of Gordian Group LP from its limited partners. Blue Claw was merged into the Allied Sub, which then changed its name to Gordian Group, Inc. In addition, Gordian Group, L.P. converted into a Delaware limited liability company whose sole member is Gordian Group, Inc.

The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwritings. The Company, is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) and engaged in a variety of financial transactions including: (i) private placements of debt and equity securities, (ii) underwriting of public offerings of debt and equity securities, (iii) sales of all or a part of such companies' business in the merger market, (iv) public and private exchange offers and (v) general advice with respect to operations, joint ventures, transactions and capital structures of such entities.

## 2. Summary of Significant Accounting Policies

The Statement of Financial Condition of the Company has been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

### Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**2. Summary of Significant Accounting Policies (continued)**

**Cash and Cash Equivalents**

Demand deposits with banks and other highly liquid investments with remaining maturities of three months or less are considered to be cash equivalents. At December 31, 2002, cash and cash equivalents consisted primarily of an interest bearing account at Citibank.

**Fixed Assets**

Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line method based upon their estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the length of the lease.

**Income Taxes**

The Statement of Financial Condition does not include a provision for income taxes on member's income because the Company will be treated as a partnership for income tax purposes and such taxes are the liabilities of the Company's member. The Company is subject to New York City unincorporated business tax.

**3. Fixed Assets**

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2002:

| | Cost | Accumulated Depreciation/Amortization | Net |
|---|---|---|---|
| Leasehold improvements | $ 257,465 | $ 124,690 | $ 132,775 |
| Equipment | 489,489 | 402,474 | 87,015 |
| Furniture | 139,722 | 121,655 | 18,067 |
| Total fixed assets | $ 886,676 | $ 648,819 | $ 237,857 |

**4. Related Party Transactions**

The Parent provides financial consulting, strategic planning services, business operations support and managerial assistance to the Company. For these services, the Company pays the Parent a management fee equal to a) the prorated portion of $1,000,000 for the 2002 calendar year and b) $1,000,000 for each calendar year thereafter. The management fee is payable in equal quarterly installments during each year on the last day of each quarterly period.

**5. Commitment and Contingencies**

The Company leases space for the New York office under a lease agreement which expires on August 31, 2007. Future minimum payments are as follows:

| | Minimum Annual Rental Payments |
|---|---|
| 2003 | $ 371,212 |
| 2004 | 371,212 |
| 2005 | 371,212 |
| 2006 | 371,212 |
| 2007 | 247,475 |
| | $1,732,323 |

The Company is involved in various legal actions that have arisen in the course of the Company's business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the Company's statement of financial condition.

**6. Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The Commission requirements also provide that equity capital may not be withdrawn if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of approximately $1,050,083, which was $829,444 in excess of the amount required to be maintained at that date.